Filed Pursuant to Rule 433
Registration Statement No. 333-186715

CSX Corporation

PRICING TERM SHEET

April 16, 2015

$600,000,000 3.950% Notes due 2050 (the “Notes”)

Issuer:	CSX Corporation

Ratings*:	Baa1 / BBB+

Security:	3.950% Notes due 2050

Size:	$600,000,000

Maturity Date:	May 1, 2050

Coupon:	3.950%

Interest Payment Dates:	May 1 and November 1, commencing November 1, 2015

Price to Public:	99.098%

Benchmark Treasury:	3.000% due November 15, 2044

Benchmark Treasury Yield:	2.548%

Spread to Benchmark Treasury:	+ 145 bps

Yield:	3.998%

Make-Whole Call:	T + 25 bps

Par Call:	Within 6 months prior to the maturity date

Expected Settlement Date:	April 21, 2015 (T+3)

CUSIP / ISIN:	126408 HC0 / US126408HC00

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Morgan Stanley & Co. LLC UBS Securities LLC

Senior Co-Managers:	J.P. Morgan Securities LLC Citigroup Global Markets Inc. Mizuho Securities USA Inc.

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, Morgan Stanley & Co. LLC toll free at 1-866-718-1649 or UBS Securities LLC toll free at 1-888-827-7275.

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